EXHIBIT 99.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Partners

SBE Partners LP

We have audited the accompanying balance sheets of SBE Partners LP (a Texas limited partnership) as of December 31, 2010 and 2009, and the related statements of income, partners’ capital and comprehensive income, and cash flows for the years then ended. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Partnership is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SBE Partners LP as of December 31, 2010 and 2009, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Houston, Texas

March 11, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Partners

SBE Partners LP

We have audited the accompanying statements of income, partners’ capital and comprehensive income, and cash flows of SBE Partners LP (a Texas limited partnership) for the year ended December 31, 2008. These financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of SBE Partners LP’s operations and its cash flows for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

/s/ Grant Thornton LLP

Houston, Texas

March 11, 2011

SBE Partners LP

(a Texas Limited Partnership)

BALANCE SHEETS

	December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$505,036	$2,710,244
Accounts receivable:
General Partner	2,277,496	7,582,938
Other	205,152	149,106
Commodity hedges	2,805,168	1,441,772
Prepaid expenses and other	38,078	48,576

Total current assets	5,830,930	11,932,636

Oil and gas properties, successful efforts method	100,550,556	93,896,676
Less accumulated depreciation, depletion and amortization	(40,806,032)	(33,062,178)

Net property and equipment	59,744,524	60,834,498

Commodity hedges	3,417,957	918,657

	$68,993,411	$73,685,791

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities:
Accounts payable - General Partner	$753,234	$785,552
Commodity hedges	257,014	127,325
Accrued liabilities	21,666	133,818

Total current liabilities	1,031,914	1,046,695
Commodity hedges	463,191	427,392

Asset retirement obligations	665,858	401,738

Partners’ capital:
General Partner	1,565,304	2,686,068
Limited Partner	59,764,227	67,524,460
Accumulated other comprehensive income	5,502,917	1,599,438

Total partners’ capital	66,832,448	71,809,966

	$68,993,411	$73,685,791

The accompanying notes are an integral part of these statements.

SBE Partners LP

(a Texas Limited Partnership)

STATEMENTS OF INCOME

	Year Ended December 31,
	2010	2009	2008
Revenues:
Oil and gas revenues	$19,179,581	$31,432,434	$82,641,387
Gain on sale of property and equipment	—	13,090,717	—
Gain on cancellation of hedges	—	3,706,175	—
Refund of severance taxes	—	4,186,108	—
Interest and other income	941	13,115	79,994

Total revenues	19,180,522	52,428,549	82,721,381

Expenses:
Lease operating expense	2,013,631	2,536,929	3,619,899
Severance taxes	409,606	704,562	4,952,671
Re-engineering and workovers	809,627	1,366,190	1,967,475
Ad valorem tax and well insurance	828,357	1,170,945	1,525,651
Depreciation, depletion and amortization	7,743,854	15,906,494	18,327,751
Hedge ineffectiveness	206,274	146,085	(264,612)
Management fees	318,256	698,481	1,451,235
Texas franchise taxes	325,074	—	—
Other expense	106,840	172,534	81,685

Total expenses	12,761,519	22,702,220	31,661,755

Net income	$6,419,003	$29,726,329	$51,059,626

The accompanying notes are an integral part of these statements.

SBE Partners LP

(a Texas Limited Partnership)

STATEMENTS OF PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME

For the years ended December 31, 2010, 2009 and 2008

	General Partner	Limited Partner	Accumulated other comprehensive income (loss)	Total
Balance, January 1, 2008	$1,880,659	$92,489,258	$(7,930,085)	$86,439,832
Partners’ capital cash distributions	(653,060)	(32,000,000)	—	(32,653,060)
Comprehensive income:
Net income	1,045,497	50,014,129	—	51,059,626
Change in fair market value of hedged positions	—	—	14,016,978	14,016,978
Net realized losses credited to income	—	—	1,479,850	1,479,850

Total comprehensive income				66,556,454

Balance, December 31, 2008	$2,273,096	$110,503,387	$7,566,743	$120,343,226

Partners’ capital cash distributions	(2,292,706)	(68,353,578)	—	(70,646,284)

Partners’ capital property distributions	(1,646,000)	—	—	(1,646,000)

Comprehensive income:
Net income	4,351,678	25,374,651	—	29,726,329
Change in fair market value of hedged positions	—	—	5,289,622	5,289,622
Net realized gains charged to income	—	—	(11,256,927)	(11,256,927)

Total comprehensive income				23,759,024

Balance, December 31, 2009	$2,686,068	$67,524,460	$1,599,438	$71,809,966

Partners’ capital cash distributions	(3,400,000)	(11,900,000)	—	(15,300,000)

Comprehensive income:
Net income	2,279,236	4,139,767	—	6,419,003
Change in fair market value of hedged positions	—	—	7,776,101	7,776,101
Net realized gains charged to income	—	—	(3,872,622)	(3,872,622)

Total comprehensive income				10,322,482

	$1,565,304	$59,764,227	$5,502,917	$66,832,448

The accompanying notes are an integral part of this statement.

SBE Partners LP

(a Texas Limited Partnership)

STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2010	2009	2008
Cash flows from operating activities:
Net income	$6,419,003	$29,726,329	$51,059,626
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation, depletion and amortization	7,743,854	15,906,494	18,327,751
Gain on sale of properties	—	(13,090,717)	—
Accretion of asset retirement obligations	29,829	29,776	25,842
Hedge ineffectiveness loss (gain)	206,274	146,085	(264,612)
Unrealized gain on hedge cancellation	—	(87,750)	—
Changes in assets and liabilities:
Accounts receivable	5,249,396	1,600,970	344,513
Prepaid expense and other	10,498	21,785	33,254
Accounts payable and accrued expenses	(144,470)	(1,429,071)	(1,120,216)

Net cash provided by operating activities	19,514,384	32,823,901	68,406,158

Cash flows from investing activities:
Proceeds from sale of properties	—	49,340,386	—
Additions of property and equipment	(6,419,592)	(16,037,776)	(31,989,094)

Net cash provided by (used in) investing activities	(6,419,592)	33,302,610	(31,989,094)

Cash flows from financing activities:
Partners’ capital distributions	(15,300,000)	(70,646,284)	(32,653,060)

Net cash used in financing activities	(15,300,000)	(70,646,284)	(32,653,060)

Net (decrease) increase in cash and cash equivalents	(2,205,208)	(4,519,773)	3,764,004
Cash and cash equivalents at beginning of period	2,710,244	7,230,017	3,466,013

Cash and cash equivalents at end of period	$505,036	$2,710,244	$7,230,017

Supplementary information:
Non-cash property distribution	$—	$1,646,000	$—

The accompanying notes are an integral part of these statements.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS

December 31, 2010, 2009 and 2008

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1.	Organization and Basis of Presentation

SBE Partners L.P. (the “Partnership”) was formed January 15, 2007 as a Texas limited partnership, with Catena Oil and Gas LLC, a wholly-owned subsidiary of Southern Bay Oil & Gas, L.P. (now Southern Bay Energy, LLC) as general partner and EFS O&G, LLC, an affiliate of General Electric Company, as limited partner. On February 13, 2007, the Partnership acquired proved oil and gas properties located in Southeast Texas for approximately $75 million, subject to normal and customary adjustments, which was funded from partners’ capital contributions.

Partnership revenues, costs and expenses, except for hedging activities, were shared 98% by the limited partner and 2% by the general partner, until the limited partner achieved “Cumulative Payout” (as defined in the Agreement of Limited Partnership), which was achieved in June 2009. Subsequent to cumulative payout the sharing percentages for revenues and operating costs and expenses changed to 70% to the limited partner and 30% to the general partner for wells existing at the time of the payout. Revenues, operating costs and expenses associated with new wells acquired or developed subsequent to the payout are shared 98% by the limited partner and 2% by the general partner. Depletion is shared in a manner consistent with the capital expended to acquire the asset being depleted. The income and expense from hedging activity is allocated entirely to the limited partner.

The Agreement of Limited Partnership provides that the General Partner has the full and exclusive authority to manage, control, administer and operate the properties, business and affairs of the Partnership. However, the general partner may not perform certain acts without the consent of the Limited Partner. Those restrictions generally relate to the ability of the General Partner to borrow money on behalf of the Partnership, mortgage or otherwise encumber Partnership properties, dispose of Partnership properties, make guarantees on behalf of the Partnership, make advance payments of compensation to the general partner, loan money to the General Partner, merge the Partnership, acquire leases in the name of the Partnership, enter into, amend or terminate hedging transactions and to generally perform any acts which would be detrimental to the Partnership.

The Partnership’s oil and gas interests are located exclusively in the Giddings Field of the Austin Chalk trend of southeast Texas.

2.	Financial Instruments

The carrying amounts of the Partnership’s financial instruments, which include accounts receivable, accounts payable and accrued expenses, approximate fair values because of their short-term nature. The Partnership’s derivative instruments are measured and recorded at fair value.

3.	Revenue Recognition

Revenues represent income from production and delivery of oil and gas, recorded net of royalties. The Partnership follows the sales method of accounting for gas imbalances. A liability is recorded only if the Partnership’s take of gas production exceeds its share of estimated recoverable reserves from the respective

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010, 2009 and 2008

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

well. No receivables are recorded for those wells where the Partnership has taken less than its ownership share of production. Volumetric production is monitored to minimize imbalances, and such imbalances were not significant at December 31, 2010, 2009 and 2008.

4.	Accounts Receivable

The Partnership sells crude oil and natural gas to various customers. Substantially all of the Partnership’s accounts receivables are due from purchasers of crude oil and natural gas. Crude oil and natural gas sales are generally unsecured.

As is common industry practice, the Partnership generally does not require collateral or other security as a condition of sale, rather relying on credit approval, balance limitation and monitoring procedures to control the credit use on accounts receivable. The allowance for doubtful accounts is an estimate of the losses in the Partnership’s accounts receivable. The Partnership periodically reviews the accounts receivable from customers for any collectibility issues. An allowance for doubtful accounts is established based on reviews of individual customer accounts, recent loss experience, current economic conditions, and other pertinent factors. Accounts deemed uncollectible are charged to the allowance. Provisions for bad debts and recoveries on accounts previously charged-off are added to the allowance.

Accounts receivable allowance for bad debts was $0 at December 31, 2010, 2009 and 2008.

5.	Oil and Gas Properties

The Partnership follows the successful efforts method of accounting for oil and gas operations whereby costs to acquire mineral interests in oil and gas properties, to drill exploratory wells that find proved reserves and to drill and equip development wells are capitalized. Exploration costs, including exploratory dry holes, geological and geophysical and costs of carrying and retaining unproved properties, are charged to operations as incurred.

The Partnership’s acquisition and development costs of proved oil and gas properties are amortized using the unit-of-production method based on total proved reserves and proved developed reserves, respectively, as estimated by independent petroleum engineers.

Oil and gas properties are assessed for impairment whenever changes in facts and circumstances indicate a possible significant deterioration in the future cash flows expected to be generated by an asset group. If, upon review, the sum of the undiscounted pretax cash flows is less than the carrying value of the asset group, the carrying value is written down to estimated fair value. Individual assets are grouped for impairment purposes at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets, generally on a field-by-field basis. The fair value of impaired assets is determined based on expected future cash flows using discount rates commensurate with the risks involved, using prices and costs consistent with those used for internal decision making. Long-lived assets committed by management for disposal are accounted for at the lower of cost or fair value, less cost to sell. There were no impairments recognized during 2010, 2009 or 2008.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010, 2009 and 2008

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

6.	Income Taxes

The Partnership is not subject to Federal or state income tax on its taxable income. The taxable income and deductions are reported by the partners in their respective income tax returns and all tax obligations are borne solely by the partners. Therefore, the Partnership generally makes no provision for income taxes in its financial statements. It is possible, however, that the partnership could potentially earn sufficient non-passive income to incur margin tax in the state of Texas.

At December 31, 2010, the Partnership did not have any uncertain tax positions that would require recognition. The Partnership’s uncertain tax positions may change in the next twelve months; however, the Partnership does not expect any possible change to have a significant impact on its results of operation or financial position. If incurred, the Company records income tax interest and penalties as a component of income tax expense.

7.	Derivative Instruments and Hedging Activities

The Partnership enters into derivative contracts, primarily options and swaps, to hedge future crude oil and natural gas production in order to mitigate the risk of downward movements of market prices. As required, under current accounting standards, all derivatives are recognized on the balance sheet and measured at fair value. If the derivative does not qualify as a hedge or is not designated as a hedge, the gain or loss on the derivative is recognized currently in earnings. If the derivative qualifies for hedge accounting, the gain or loss on the derivative is deferred in other comprehensive income to the extent the hedge is effective for cash flow hedges. To qualify for hedge accounting, the derivative must qualify either as a fair value, cash flow or foreign currency hedge.

The hedging relationship between the hedged instruments and hedged transactions must be highly effective in achieving the offset of changes in fair values and cash flows attributable to the hedged risk, both at the inception of the hedge and on an ongoing basis. The Partnership measures hedge effectiveness on a quarterly basis. Hedge accounting is discontinued prospectively when a hedging instrument becomes ineffective. The Partnership assesses hedge effectiveness based on total changes in the fair value of options used in cash flow hedges rather than changes in intrinsic value only. As a result, changes in the entire value of option contracts are deferred in accumulated other comprehensive income until the hedge transaction affects earnings to the extent such contracts are effective. Gains and losses deferred in accumulated other comprehensive income related to cash flow hedge derivatives that become ineffective remain unchanged until the related production is delivered.

Gains and losses resulting from hedge settlements are included in oil and gas revenues and are included in realized prices in the period in which the related production is delivered. Gains and losses on hedging instruments that represent hedge ineffectiveness and gains and losses on derivative instruments that do not qualify for hedge accounting are included in other revenues or expenses in the period in which they occur. The resulting cash flows are reported as cash flows from operating activities.

8.	Cash and Cash Equivalents

The Partnership treats all unrestricted investments with an original maturity of three months or less to be cash equivalents. The Partnership maintains its cash in one financial institution and periodically assesses the financial condition of the institution. The combined account balance typically exceeds Federal Deposit Insurance Corporations (“FDIC”) insurance coverage and, as a result, there is a concentration of credit risk related to amounts on deposit in excess of FDIC insurance coverage. The General Partner believes that any possible credit risk is minimal.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010, 2009 and 2008

NOTE A – ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

9.	Accounting Estimates

In the course of preparing financial statements in conformity with generally accepted accounting principles, management makes various assumptions and estimates to determine the reported amounts of assets, liabilities, revenues and expenses in relation to the disclosure of commitments and contingencies. Changes in these assumptions and estimates will occur as a result of the passage of time and the occurrence of future events and, accordingly, the actual results could differ from the amounts estimated.

10.	Comprehensive Income

The Partnership reports comprehensive income within its Statement of Partners’ Capital and Comprehensive Income. Other comprehensive income at December 31, 2010, 2009 and 2008 consists of unrealized gains (losses) of commodity hedges qualifying as cash flow hedges in accordance with current accounting standards.

11.	Recently Issued Accounting Pronouncements

Each reporting period we consider all newly issued but not yet adopted accounting and reporting guidance applicable to our operations and the preparation of our consolidated financial statements. We do not believe that any issued accounting and reporting guidance we have not yet adopted will have a material impact on our partnership financial statements.

NOTE B – RELATED PARTY TRANSACTIONS

Accounts receivable from the General Partner represent oil and gas revenues collected by the General Partner on behalf of the Partnership. Accounts payable to the General Partner represent the Partnership’s share of property operating expenditures and capital expenditures that were incurred by operating subsidiaries of the General Partner on behalf of the Partnership and accrued management fees.

A subsidiary of the General Partner operates the oil and gas properties in which the Partnership has an interest. Under this arrangement, that subsidiary collects the Partnership’s share of revenues from purchasers and incurs property operating and development expenditures on behalf of the Partnership. Monthly, the Partnership’s revenues are paid to the Partnership and the Partnership reimburses these entities for its share of expenditures.

The Partnership Agreement provides for a monthly management fee to be paid to the General Partner equal to 2% of the Partnership’s Net Monthly Income, as defined in the partnership agreement. During 2010, 2009 and 2008 the Partnership incurred management fees of $318,256, $698,481, and $1,451,235, respectively.

On May 29, 2009, effective May 1, 2009, the Partnership, entered into a Purchase and Sale Agreement (the “Purchase Agreement”) with Catena Oil and Gas LLC (“Catena”), the General Partner of this Partnership for the sale of certain oil and gas producing properties in Giddings Field, Grimes and Montgomery Counties, Texas (the “Interests”). Under the Purchase Agreement, the Interests were purchased for a net cash purchase

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010, 2009 and 2008

NOTE B – RELATED PARTY TRANSACTIONS - Continued

price of $48,340,386, subject to adjustments at closing for normal operations activity and other customary purchase price adjustments (the “Purchase Price”). The Purchase Agreement contains representations and warranties, covenants, and indemnifications that are customary for oil and gas producing property acquisitions. The Partnership recorded a gain of $12,053,717 on this sale. The gain was shared 98% by the limited partner and 2% by the general partner. The proceeds of the sale were distributed to the partners as a cash distribution subsequent to the sale.

On August 29, 2009, the Partnership, distributed to Catena, the General Partner, its share of proved undeveloped property and unproved acreage in the Giddings Field. The distribution was recorded at fair value and a gain of $1,037,000 was recorded on the transaction. The gain was not shared by the partners; the General Partner’s capital account received 100% of the gain.

NOTE C – ASSET RETIREMENT OBLIGATIONS

The Partnership records the present value of estimated future abandonment costs as both a liability, asset retirement obligation (“ARO”), and as an addition to the capitalized cost of its oil and gas properties. The Partnership will increase the abandonment liability associated with its oil and gas wells as new wells are drilled. The changes to the ARO during the years ended December 31, 2010 and 2009 are as follows:

	2010	2009
Balance, beginning of year	$401,738	$529,760
Disposals	(6,125)	(200,308)
Liabilities incurred	17,967	24,704
Revision of estimates	222,449	17,806
Accretion expense	29,829	29,776

Balance, end of year	$665,858	$401,738

NOTE D – DERIVATIVE FINANCIAL INSTRUMENTS

The Partnership enters into various crude oil and natural gas hedging contracts, primarily swaps, in an effort to manage its exposure to product price volatility. Historically, prices received for oil and gas production have been volatile because of seasonal weather patterns, supply and demand factors, worldwide political factors and general economic conditions. Swaps are designed so that the Partnership receives or makes payments based on a differential between fixed and variable prices for crude oil and natural gas. The Partnership has designated its commodity derivative contracts as cash flow hedges designed to achieve more predictable cash flows, as well as to reduce its exposure to price volatility. While the use of derivative instruments limits the downside risk of adverse price movements, they also limit future revenues from favorable price movements. The Partnership does not enter into commodity derivative instruments for speculative or trading purposes.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010, 2009 and 2008

NOTE D – DERIVATIVE FINANCIAL INSTRUMENTS - Continued

On May 29, 2009, in conjunction with the sale of certain partnership properties, discussed in Note B above, the Partnership canceled a portion of the cash flow hedges in place at the time of the sale. The Partnership’s hedging strategy, since inception, has been for the Partnership to enter into hedging contracts, primarily swaps, in order to hedge approximately 85% of the forecasted proved developed production allocated to the limited partner. Since a significant portion of forecast production, 36.2%, was sold to the general partner, and the sharing percentage of revenue changed as a result of achieving cumulative pay, the limited partner elected to cancel a portion of the hedges in place prior to the sale. The following table shows the quantities and prices of the portions of the hedges that were cancelled:

	Product	Price	Canceled Volumes	May 29, 2009 Value
2009	Natural Gas	$7.550	459,501 Mmbtu	$1,537,389
2009	Natural Gas	$8.605	420,679 Mmbtu	1,856,843
2009	Natural Gas	$4.020	794,829 Mmbtu	(117,290)
2010	Natural Gas	$7.250	787,716 Mmbtu	578,509
2010	Natural Gas	$8.375	477,864 Mmbtu	988,157
2010	Natural Gas	$5.300	721,020 Mmbtu	(672,699)
2009	Oil	$58.250	5,390 Bbl	(60,366)
2010	Oil	$58.400	7,560 Bbl	(108,795)
2011	Oil	$58.650	6,696 Bbl	(110,396)
2012	Oil	$58.900	5,808 Bbl	(101,241)
2013	Oil	$59.000	5,088 Bbl	(91,018)
2014	Oil	$59.100	4,404 Bbl	(80,668)

	Total cash proceeds on cancelled hedges			$3,618,425

The canceled hedges were previously designated as cash flow hedges. When a cash flow hedge is discontinued, the net derivative gain or loss remains in accumulated other comprehensive income unless it is probable that the forecasted transaction will not occur in the originally specified time period or within an additional two-month period thereafter. Due to the sale of properties and the subsequent payout and change in sharing ratios between the partners the forecast transaction associated with the above hedges was no longer probable of occurring; therefore, the derivative gain or loss reported in accumulated other comprehensive income at the time of cancellation was reclassified into earnings immediately. The partnership reclassified into earnings a net gain of $3,706,175, recognized a mark-to-market gain of $87,750 and received cash of $3,618,425.

In July 2010, the Partnership entered into an additional gas swap. The term of the swap is from January 2011 to December 2011. The swap has a fixed price of $5.02. The swap is for 54,515 Mmbtu per month.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010, 2009 and 2008

NOTE D – DERIVATIVE FINANCIAL INSTRUMENTS - Continued

In July 2010, the Partnership entered into an additional oil swap. The term of the swap is from January 2011 through December 2013. The swap has a fixed price of $79.50 from January 2011 through December 2011,

$80.87 from January 2012 through December 2012, and $81.90 from January 2013 through December 2013. The swap provides for 520 Bbls per month from January 2011 through December 2011, 378 per month Bbls from January 2012 through December 2012, and 314 Bbls per month from January 2013 through December 2013.

At December 31, 2010, accumulated other comprehensive income (loss) consisted of unrecognized gains of $5,502,917, representing the inception to date change in mark-to-market value of the effective portion of the Partnership’s open commodity contracts, designated as cash flow hedges, as of the balance sheet date. At December 31, 2009, accumulated other comprehensive income (loss) consisted of $1,599,438 of unrecognized gains. For the year ended December 31, 2010, the Partnership recognized realized cash gains on commodity derivatives of $3,872,622. For the year ended December 31, 2009, the Partnership recognized realized cash settlement gains on commodity derivatives of $7,550,752 plus a settlement gain of $3,706,175 related to the cancelation of the swap discussed above. For the year ended December 31, 2008, the Partnership recognized realized cash settlement losses on commodity derivatives of $1,479,850. Based on the estimated fair market value of the Company’s derivative contracts designated as hedges at December 31, 2010, the Partnership expects to reclassify net gains on gas swaps of $2,805,168 and net losses on oil swaps of $257,014 into earnings from accumulated other comprehensive income during the next twelve months; however, actual cash settlement gains and losses recognized may differ materially.

At December 31, 2010, the Partnership hedged its exposure to the variability in future cash flows from forecasted oil and gas production volumes as follows:

	Total Remaining Volume	Swap Price
Crude Oil Swap Contracts (Bbls):
2011	4,932	$58.65
2011	6,240	$79.50
2012	4,200	$58.90
2012	4,536	$80.87
2013	3,612	$59.00
2013	3,768	$81.90
2014	3,228	$59.10
Natural Gas Swap Contracts (Mmbtu)
2011	987,240	$6.94
2011	654,180	$5.02
2012	865,596	$6.73
2013	769,020	$6.63
2014	680,916	$6.61

As of December 31, 2010, fair market value of the gas swap contracts was an asset of $6,223,125, of which $2,805,168 is included in current assets and $3,417,957 in non-current assets. As of that date, the fair market

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010, 2009 and 2008

NOTE D – DERIVATIVE FINANCIAL INSTRUMENTS - Continued

value of the oil swap contracts was a liability of $720,205, of which $257,014 is included in current liabilities and $463,191 in non-current liabilities. As of December 31, 2009, fair market value of the gas swap contracts was an asset of $2,360,429, of which $1,441,772 is included in current assets and $918,657 in non-current assets. As of that date, the fair market value of the oil swap contract was a liability of $554,717, of which $127,325 is included in current liabilities and $427,392 in non-current liabilities.

All derivative instruments are recorded on the balance sheet of the Partnership at fair value. The following table summarizes the location and fair value amounts of all derivative instruments in the balance sheets:

Derivatives designated as ASC 815 hedges:	Asset Derivatives			Liability Derivatives
	Balance Sheet Location	Fair Value		Balance Sheet Location	Fair Value
		Dec. 31, 2010	Dec. 31, 2009		Dec. 31, 2010	Dec. 31, 2009
Commodity contracts	Current derivative financial instruments asset	$2,805,168	$1,441,772	Current derivative financial instruments liability	$(257,014)	$(127,325)
Commodity contracts	Long-term derivative financial instruments asset	3,417,957	918,657	Long-term derivative financial instruments liability	(463,191)	(427,392)

		$6,223,125	$2,360,429		$(720,205)	$(554,717)

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010, 2009 and 2008

NOTE D – DERIVATIVE FINANCIAL INSTRUMENTS - Continued

The following table summarizes the effects of commodity derivative instruments on the statements of income for the years ended December 31, 2010, 2009 and 2008:

Derivatives designated as ASC 815 hedges:	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion)
	2010	2009	2008
Commodity contracts	$7,776,101	$5,289,622	$14,016,978

Derivatives designated as ASC 815 hedges:	Amount of Gain or (Loss) Reclassified from OCI into Income (Effective Portion)			Location of Gain or (Loss) Reclassifed from OCI into Income (Effective Portion)
	2010	2009	2008
Commodity contracts	$3,872,622	$7,550,752	$(1,479,850)	Oil and gas revenues
Commodity contracts	—	3,706,175	—	Gain on cancelation of hedges

	$3,872,622	$11,256,927	$(1,479,850)

Derivatives designated as ASC 815 hedges:	Location of (Gain) or Loss Recognized in Income on Derivative (Ineffective Portion)			Amount of (Gain) or Loss Recognized in Income on Derivative (Ineffective Portion)
				2010	2009	2008
Commodity contracts	Hedge ineffectivenss			$206,274	$146,085	$(264,612)

The Partnership does not have any derivatives that are not accounted for as cash flow hedges (ASC 815 hedges).

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010, 2009 and 2008

NOTE D – DERIVATIVE FINANCIAL INSTRUMENTS - Continued

Contingent Features in Derivative Instruments – None of the Partnership’s derivative instruments contain credit-risk-related contingent features. Counterparties to the Partnership’s derivative contracts are high credit quality financial institutions.

NOTE E – FAIR VALUE DISCLOSURES

ASC Topic 820 defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.

ASC Topic 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy categorizes assets and liabilities at fair value into one of three different levels depending on the observability of the inputs employed in the measurement. The three levels are defined as follows:

•	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Cash, Cash Equivalents, Accounts Receivable and Payable and Revenue Royalties – The carrying amount of cash and cash equivalents, accounts receivable and accounts payable are estimated to approximate their fair values due to the short maturities of these instruments.

Derivative Financial Instruments – Derivative financial instruments are carried at fair value. Commodity derivative instruments consist of swaps for crude oil and natural gas. The Partnership’s swaps are valued based on a discounted future cash flow model. The primary input for the model is the NYMEX futures index. The Partnership’s model is validated by the counterparty’s marked-to-market statements. The swaps are designated as Level 2 within the valuation hierarchy. The discount rate used in determining the fair values of these instruments includes a measure of nonperformance risk.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010, 2009 and 2008

NOTE E – FAIR VALUE DISCLOSURES - Continued

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of the input that is significant to the fair value measurement. The Partnership’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability. The following tables present information about the Partnership’s assets and liabilities measured at fair value on a recurring basis as of December 31, 2010 and 2009, and indicates the fair value hierarchy of the valuation techniques utilized by the Partnership to determine such fair value:

	As of December 31, 2010
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balances as of December 31, 2010
Current portion of derivative financial instrument asset	—	$2,805,168	—	$2,805,168

Long-term portion of derivative financial instrument asset	—	3,417,957	—	3,417,957

Current portion of derivative financial instrument liability	—	(257,014)	—	(257,014)

Long-term portion of derivative financial instrument liability	—	(463,191)	—	(463,191)

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010, 2009 and 2008

NOTE E – FAIR VALUE DISCLOSURES – Continued

	As of December 31, 2009
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balances as of December 31, 2009
Current portion of derivative financial instrument asset	—	$1,441,772	—	$1,441,772

Long-term portion of derivative financial instrument asset	—	918,657	—	918,657

Current portion of derivative financial instrument liability	—	(127,325)	—	(127,325)

Long-term portion of derivative financial instrument liability	—	(427,392)	—	(427,392)

At December 31, 2010 and 2009, the Partnership did not have any assets or liabilities measured at fair value on a recurring basis that meet the definition of Level 1 or Level 3. There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the years ended December 31, 2010 or 2009. Further, there were no transfers in and/or out of Level 3 of the fair value hierarchy during the years ended December 31, 2010 and 2009.

Asset Impairments – The Partnership reviews proved oil and gas properties for impairment when events and circumstances indicate a significant decline in the recoverability of the carrying value of such properties. When events and circumstances indicate a significant decline in the recoverability of a property, the Partnership estimates the future cash flows expected in connection with the property and compares such future cash flows to the carrying value of the property to determine if the carrying amount is recoverable. If the carrying amount of the property exceeds its estimated undiscounted future cash flows, the carrying amount of the property is reduced to its estimated fair value. Fair value may be estimated using comparable market data, a discounted cash flow method, or a combination of the two. In the discounted cash flow method, estimated future cash flows are based on management’s expectations for the future and include estimates of future oil and gas production, commodity prices based on commodity futures price strips as of the date of the estimate, operating and development costs, and a risk-adjusted discount rate. The Partnership did not record any impairments during the years ended December 31, 2010, 2009 or 2008.

Asset Retirement Obligations – The initial measurement of asset retirement obligations at fair value is calculated using discounted cash flow techniques and based on internal estimates of future retirement costs associated with oil and

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010, 2009 and 2008

gas properties. Significant Level 3 inputs used in the calculation of asset retirement obligations include plugging costs and reserve lives. A reconciliation of the Partnership’s asset retirement obligation is presented in Note C.

NOTE F – SIGNIFICANT CUSTOMERS

In 2010, 2009 and 2008 three purchasers accounted for 100% of the Partnership’s oil and gas revenues. There are adequate purchasers of the Partnership’s production such that the General Partner believes the loss of one or more of the above purchasers would not have a material adverse effect on its results of operations or cash flows.

NOTE G – OIL AND GAS ACTIVITIES

The Partnership’s oil and gas activities for 2010, 2009 and 2008 were entirely within the United States. Costs incurred in oil and gas producing activities were as follows:

	Year ended December 31, 2010	Year ended December 31, 2009	Year ended December 31, 2008
Acquisition	$832,700	$2,727,411	$2,417,861
Development	$5,586,952	$12,537,779	$29,705,966
Exploration	$24,814	$—	$—

During 2010, 2009, and 2008 additions to oil and gas properties of $234,291, $42,510, and $134,733 were recorded for the estimated costs of future abandonment related to new wells drilled or revisions of the estimates for wells acquired or drilled in prior year. Acquisition costs for 2010, 2009 and 2008 consisted of smaller acreage additions and other leasehold costs.

The Partnership incurred exploratory well cost of $24,814. The Partnership did not incur any exploratory well costs during the years ended December 31, 2009 and 2008.

NOTE H – SUPPLEMENTAL FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED)

For all years presented, the estimate of proved reserves and related valuations were based on reports prepared by the General Partner’s independent petroleum engineers on behalf of the Partnership. These reports were prepared by Cawley, Gillespie & Associates, Inc. Proved reserve estimates included herein conform to definitions prescribed by the U.S. Securities and Exchange Commission. The estimates of proved reserves are inherently imprecise and are continually subject to revision based on production history, results of additional exploration and development, price changes and other factors.

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010, 2009 and 2008

As of December 31, 2010, all of the Partnership’s oil and gas reserves are attributable to properties within the United States. A summary of the Partnership’s change in quantities of proved oil and gas reserves for the years ended December 31, 2010, 2009 and 2008 are as follows:

NOTE H – SUPPLEMENTAL FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) - Continued

	Oil (Bbl)	Gas (Mcf)
Proved reserve quantities, January 1, 2008	419,391	56,209,807
Extensions and discoveries	—	10,359,143
Production	(22,674)	(10,677,518)
Revision of quantity estimates	9,784	6,784,199

Proved reserve quantities, December 31, 2008	406,501	62,675,631
Sales of minerials-in-place	(184,389)	(25,611,226)
Extensions and discoveries	35,630	6,405,080
Production	(17,955)	(7,750,279)
Revision of quantity estimates	23,798	983,993

Proved reserve quantities, December 31, 2009	263,585	36,703,199

Production	(25,560)	(3,727,785)
Revision of quantity estimates	(49,751)	687,101

Proved reserve quantities, December 31, 2010	188,274	33,662,515

Proved developed reserve quantities
December 31, 2008	196,256	45,776,553
December 31, 2009	175,802	27,600,395
December 31, 2010	148,364	24,816,658
Proved undeveloped reserve quantities
December 31, 2008	210,245	16,899,078
December 31, 2009	87,783	9,102,804
December 31, 2010	39,910	8,845,857

Notable changes in proved reserves for the year ended December 31, 2009 included:

•

Revisions to previous estimate. In 2009, revisions to previous estimates increased proved developed and proved undeveloped reserves by a net amount of 23,798 Bbls of oil and 983,993 Mcf of natural gas. Included in these revisions were 27,100 Bbls of oil and 4,674,200 Mcf of natural gas of downward revisions due to the use of a 12-months average price as prescribed by the new reserve

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010, 2009 and 2008

NOTE H – SUPPLEMENTAL FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) - Continued

rules (discussed in Note A Recently Issued Accounting Pronouncements) instead of an end of the year price.

The standardized measure of discounted future net cash flows relating to proved oil and gas reserves and the changes in standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves were prepared in accordance with the provisions of FASB ASC topic “Extractive Activities – oil and gas”. Future cash inflows as of December 31, 2009 and December 31, 2010, were computed by applying average fiscal-year prices (calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period ended December 31, 2010 and 2009) to estimate future production. Future cash inflows as of December 31, 2008, however, were computed by applying prices at year-end to estimated future production. Future production and development costs are computed by estimating the expenditures to be incurred in developing and producing the proved oil and natural gas reserves at year-end, based on year-end costs and assuming the continuation of existing economic conditions.

Future net cash flows are discounted at a rate of 10% annually to derive the standardized measure of discounted future net cash flows. This calculation does not necessarily result in an estimate of the fair value of the Partnership’s oil and gas properties. Income taxes have not been taken into account, since future taxable income or loss is taxed directly to the partners, not to the Partnership.

The standardized measure of discounted future net cash flows relating to proved oil and natural gas reserves is as follows:

	December 31, 2010	December 31, 2009	December 31, 2008
Future cash inflows	$139,228,781	$126,349,047	$311,467,906
Future production costs	42,363,506	38,521,186	74,003,500
Future development costs	17,575,241	16,899,002	49,455,297

Future net cash flows	79,290,034	70,928,859	188,009,109
10% annual discount for estimated timing of cash flows	31,939,046	27,027,324	74,858,906

Standardized measure of discounted future cash flows	$47,350,988	$43,901,535	$113,150,203

Future net cash flows as shown above are reported without consideration of the effects of open hedge contracts at each period ended. If the effects of hedging transactions were included in the computations, then undiscounted future cash flows would have increased by $5.5 million, $1.8 million and $7.8 million in 2010, 2009 and 2008, respectively

SBE Partners LP

(a Texas Limited Partnership)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010, 2009 and 2008

NOTE H – SUPPLEMENTAL FINANCIAL INFORMATION FOR OIL AND GAS PRODUCING ACTIVITIES (UNAUDITED) - Continued

The changes in standardized measure of discounted future net cash flows (not including the effects of hedging) for the years ended December 31, 2010, 2009 and 2008 are as follows:

	Year ended December 31, 2010	Year ended December 31, 2009 *	Year ended December 31, 2008
Standardized measure, beginning of period	$43,901,535	$113,150,203	$171,337,141
Pruchases of minerials-in-place	—	—	—
Sales of minerials-in-place	—	(27,923,720)	—
Changes in prices, net of production costs	11,475,746	(56,691,317)	(51,650,890)
Extensions and discoveries	—	3,827,990	15,871,530
Revision of quantity estimates	646,100	7,711,315	21,883,442
Development costs incurred, previously estimated	3,020,539	9,542,120	19,044,000
Change in estimated future development cost	(3,424,382)	(1,022,302)	(8,177,810)
Sales, net of production costs	(11,270,550)	(17,235,758)	(72,055,541)
Accretion of discount	4,120,559	10,585,825	17,247,992
Changes in timing of estimated cash flows and other	(1,118,559)	1,957,179	(349,661)

Standardized measure, end of period	$47,350,988	$43,901,535	$113,150,203

Current prices used in standardized measure:
Oil (per barrel)	$79.43	$61.18	$43.71
Gas (per Mcf)	$4.37	$3.83	$4.76

*	In 2009, standardized measure was reduced by $35,645,000 due to the use of a 12-month average price as prescribed by the new rules (discussed in Note A Recently Issued Accounting Pronouncements) versus as end of year price. Had the Partnership not changed its pricing method to comply with the SEC’s new rules the standardized measure at December 31, 2009 would have been $79,573,000.